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                          RECOVERY ENGINEERING, INC.
                            9300 North 75th Avenue
                             Minneapolis, MN 55428

                                                              September 1, 1999

Dear Shareholders:

  We are very pleased to inform you that on August 26, 1999, Recovery Engineering, Inc. entered into an Agreement and Plan of Merger with The Procter & Gamble Company pursuant to which Tenzing, Inc., a wholly owned subsidiary of P&G, today commenced a cash tender offer for all outstanding shares of Recovery's common stock at a price of $35.25 per share. Following completion of this offer, upon the terms and subject to the conditions of the Agreement and Plan of Merger, Tenzing, Inc. will be merged with and into Recovery, and each of the shares of Recovery's common stock not owned by P&G and its affiliates or by dissenting shareholders will be converted into the right to receive in cash $35.25, the same price paid pursuant to the tender offer.

  Your Board of Directors has unanimously approved the Agreement and Plan of Merger, has determined that the P&G offer is in the best interests of Recovery and its shareholders and recommends that shareholders accept the offer and tender their shares pursuant to the offer.

  In arriving at its determination, your Board of Directors considered a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of its financial advisor, Goldman, Sachs & Co., that the consideration to be received by the holders of Recovery's common stock pursuant to the Agreement and Plan of Merger is fair from a financial point of view to such holders.

  Accompanying this letter is the P&G Offer to Purchase dated September 1, 1999, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the P&G offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the P&G offer.

  I, personally, along with your Board of Directors and the management and employees of Recovery, thank you most sincerely for your support over the years.

                                          Sincerely,

                                          /s/ Brian F. Sullivan
                                          Brian F. Sullivan
                                          Chairman and Chief Executive Officer